QUANTUM HEALTH RESOURCES, INC.

     4%  Convertible Subordinated Debenture Due 2000

No. ________                                 $_______
                                        CUSIP __________

     Quantum Health Resources, Inc., a corporation duly organized and existing under the laws of Delaware (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to __________________, or registered assigns, the principal sum of __________________ Dollars on October 1, 2000, and to pay interest thereon from October 8, 1993 or from the most recent date on which interest has been paid or duly provided for, semi-annually on April 1 and October 1 each year, commencing April 1, 1994, at the rate of 4.25 per annum, until the principal hereof is paid or duly provided for. The interest so payable, and punctually paid or duly provided for, on any April 1 or October 1 will, as provided in the Indenture, be paid to the Person in whose name this Debenture (or one or more Predecessor Debentures) is registered at the close of business on March 15 or September 15, as the case may be, next preceding such interest payment date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder of the Debenture on such March 15 or September 15, as the case may be, and shall be payable as provided in the Indenture. Notwithstanding the foregoing, if the date of the Debenture is after any March 15 or September 15 and before the following April 1 or October 1, respectively, this Debenture shall bear interest from such April 1 or October 1; PROVIDED, HOWEVER, that if the Company shall default in the payment of interest due on such April 1 or October 1, then this Debenture shall bear interest from the next preceding April 1 or October 1, as the case may be, to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for on such Debenture, from October 8, 1993. Payment of the principal of (and premium, if any) and interest on this Debenture will be made at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, the City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; PROVIDED, HOWEVER, that at the option of the Company payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register for the Debenture.

     Reference is hereby made to the further provisions of this Debenture set forth on the reverse hereof, including, without limitation, provisions subordinating the payment of principal of (and premium, if any) and interest on this Debenture to the prior payment in full of all Senior Indebtedness (as defined in the Indenture) and provisions giving the holder of this Debenture the right to convert this Debenture into Common Stock of the Company on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture.
Such further provisions shall for all purposes have the same effect as if set forth at this place.

     Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Debenture shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

     IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.


Dated:                   QUANTUM HEALTH RESOURCES, INC.


                         By: _______________________________

Attest:

_______________________________